UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2019

Commission File Number: 001-34476

BANCO SANTANDER (BRASIL) S.A.
(Exact name of registrant as specified in its charter)

Avenida Presidente Juscelino Kubitschek, 2041 and 2235
Bloco A – Vila Olimpia
São Paulo, SP 04543-011
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F ___X___ Form 40-F _______

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______ No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______ No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______ No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

BANCO SANTANDER (BRASIL) S.A.

Public Company with Authorized Capital

Corporate Taxpayer ID (CNPJ/MF) No. 90.400.888/0001-42

Company Registration (NIRE) No. 35.300.332.067

Minutes of the Board of Directors Meeting held on March 27, 2019

DATE, TIME AND PLACE: On March 27, 2019, at 12 a.m., at the headquarters of Banco Santander (Brasil) S.A. ("company" or "Santander"), the Board of Directors of the Company has met, with the attendance of all of its members.

CALL NOTICE AND ATTENDANCE: The call notice was dismissed due to the attendance of the Directors fully representing the Company’s Board of Directors.

MEETING BOARD: Álvaro Antônio Cardoso de Souza, President. Daniel Pareto, Secretary.

AGENDA: (i) To known the resignation of Mr.  Fernando Carvalho Botelho de Miranda, Executive Officer without specific designation; and (ii) To take resolution about the election of news Executive Officers without specific designation.

RESOLUTIONS: Made the necessary clarifications, the Directors by unanimity:

(i) To know the resignation presented by the Company´s Officer without specific designation Mr. Fernando Carvalho Botelho de Miranda, Brazilian citizen, married, banker, bearer the identity card of RG nº 26.556.468-2 SSP/SP, registered with the Individual Taxpayers’ Roll (“CPF/MF”) nº 252.119.478-60, in accordance with the Term of Resignation (“Term”)
dated March 15, 2019, and filed at the Company's headquarters, its effects being retroactive to the date of the Term; and

(ii) To elect as Officers without specific designation, with a complementary term of office until the officers elected in the first Board of Directors’ Meeting after the 2019 Ordinary Shareholders’ Meeting take office, the following persons:

  Daniel Fantoni Assa, Brazilian, married, business administrator, bearer of the Identity Card RG No. 26.340.077-3 SSP/SP, enrolled with the Individual Taxpayer Registry CPF/MF No. 269.131.748-02;
  Elita Vechin Pastorelo Ariaz, Brazilian, married, lawyer, bearer of the Identity Card RG No. 19.375.390-X SSP/SP, enrolled with the Individual Taxpayer Registry CPF/MF No. 142.004.528-80;
  Franco Luigi Fasoli, Brazilian, single, business administrator, bearer of the Identity Card RG No. 25.215240-2 SSP/SP, enrolled with the Individual Taxpayer Registry CPF/MF No. 251.608.448-05;
  Jean Paulo Kambourakis, Brazilian, married, banker, bearer of the Identity Card RG No. 28436995 SSP /SP, enrolled with the Individual Taxpayer Registry CPF/MF No. 296.938.838-37; and
  Roberto Alexandre Borges Fischetti, Brazilian, divorced, economist, bearer of the Identity Card RG No. 24779964 SSP /SP, enrolled with the Individual Taxpayer Registry CPF/MF No. 262.123.698-79.

It remains recorded in the minutes that:

(i)	The election approved above were recommended by the Company´s Nomination and Governance Committee; and

(ii)

The Officers just elected declare that they are not forbidden by law to perform the activities proper to their office and fulfill all the conditions set forth in Resolution CMN 4.122/2012, presenting the respective representations and authorizations required by the mentioned Resolution, and shall only take office of their respective posts after authorization of their election by the Central Bank of Brazil.

ADJOURNMENT: There being no further matters to be resolved, the Meeting was finalized, and these minutes have been prepared, which were read, approved, and signed by all the attendees. Board: Álvaro Antônio Cardoso de Souza, President. Daniel Pareto, Secretary. Signatures: Mr. Álvaro Antônio Cardoso de Souza – Chairman; Mr. Sergio Agapito Lires Rial – Vice President; Celso Clemente Giacometti, Conrado Engel, Deborah Stern Vieitas, Deborah Patricia Wright, José Antonio Alvarez Alvarez, José de Paiva Ferreira, José Luciano Duarte Penido and José Maria Nus Badía – Directors.

I certify that this is a true transcript of the minutes recorded in the Minutes of the Board of Directors Meetings Book of the Company.

Daniel Pareto

Secretary

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.
Date: March 27, 2019

Banco Santander (Brasil) S.A.

By:	/S/ Amancio Acurcio Gouveia
Amancio Acurcio Gouveia Officer Without Specific Designation

By:	/S/ Angel Santodomingo Martell
Angel Santodomingo Martell Vice - President Executive Officer